UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: April 24, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES NEW STOCK REPURCHASE PROGRAM

Moscow and New York (April 24, 2007) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that its Board of Directors has authorized VC ESOP N.V., or VC ESOP, an indirect wholly owned subsidiary, to repurchase up to 1,600,000 American Depositary Shares, or ADSs, which is equivalent to up to 400,000 shares of the Company’s common stock, par value 0.5 kopecks per share, through December 31, 2008. The number of shares underlying ADSs that may be repurchased equals approximately 0.8% of VimpelCom’s common stock currently outstanding. The Company and VC ESOP intend to utilize the repurchased shares for the issuance of stock based compensation awards.

VimpelCom intends to establish a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate repurchases of up to 800,000 ADSs, which is equivalent to up to 200,000 shares of the Company’s common stock, under the repurchase program. Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods. Under the Rule 10b5-1 plan, certain specified amounts of ADSs would be purchased on a daily basis provided that specified trading prices are achieved. The Rule 10b5-1 plan would commence on May 1, 2007 and expire upon the earliest of December 31, 2007, the purchase of all the ADSs covered by the plan, or certain other specified events. Purchases would be made in the open market or through privately negotiated transactions, all in accordance with U.S. and Russian securities law, including the volume, price, timing and other requirements of Rule 10b-18 of the Securities Exchange Act of 1934. VimpelCom also intends to establish a similar purchasing plan in 2008 to facilitate repurchases of up to an additional 800,000 ADSs, which is equivalent to up to 200,000 shares of the Company’s common stock, under the repurchase program.

The Company also announced that it has amended its Amended and Restated VimpelCom 2000 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 650,000 to 1,050,000 common shares (equivalent to 4,200,000 ADSs).

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, and recently acquired companies in Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 77 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The statements related to the Company and VC ESOP’s ability to repurchase ADSs and establish a Rule 10b5-1 plan are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and opportunities. This discussion involves risks and uncertainties. The actual outcome may differ materially from these statements as a result of changes in market conditions, unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS and other factors. As a result of these risks and uncertainties, there can be no assurances that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the telecommunications industries in Russia or the countries of the CIS will not have a material adverse effect on VimpelCom, and there can be no assurances that the Company will be able to undertake any of the actions described above in the manner described in this press release. Certain factors that could cause actual results to differ materially from those described in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Marine Babayan	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7 (495) 974-5888	Tel: 1 (212) 850-5600
Investor_Relations@VimpelCom.com	mpolyviou@fd-us.com